				Exhibit 12(i)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges

	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest charges	$76,812	$65,220	$59,882	$70,479	$85,250
Interest applicable to rentals	5,183	4,255	2,299	2,356	3,572

Total fixed charges, as defined	81,995	69,475	62,181	72,835	88,822

Earnings as defined:
Net Income	$12,038	$51,136	$48,916	$54,137	$58,921
Add:
Income Taxes	5,489	23,318	17,192	27,325	36,249
Fixed charges as above	81,995	69,475	62,181	72,835	88,822

Total earnings, as defined	$99,522	$143,929	$128,289	$154,297	$183,992

Ratio of earnings to fixed charges, as defined	1.21	2.07	2.06	2.12	2.07